Exhibit 99.1

FERRARI N.V.: COMPLETION OF THE FOURTH TRANCHE OF THE DISCLOSED MULTI-YEAR SHARE REPURCHASE PROGRAM AND ANNOUNCEMENT OF THE FIFTH TRANCHE

Maranello (Italy), October 4, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) and on the New York Stock Exchange (NYSE) as follows:

	MTA			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
27/09/2021	4,000	184.2420	736,968.00	2,825	216.2546	610,919.25	522,242.47	6,825	184.4997	1,259,210.47
28/09/2021	4,000	183.1788	732,715.20	—	—	—	—	4,000	183.1788	732,715.20
29/09/2021	4,000	182.2052	728,820.80	—	—	—	—	4,000	182.2052	728,820.80
30/09/2021	2,300	181.4950	417,438.50	—	—	—	—	2,300	181.4950	417,438.50
Total	14,300	182.9330	2,615,942.50	2,825	216.2546	610,919.25	522,242.47	17,125	183.2517	3,138,184.97

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till October 1, 2021, the total invested consideration has been:
•Euro 119,999,824.22 for No. 691,001 common shares purchased on the MTA
•USD 35,696,331.47 (Euro 29,999,644.86*) for No. 169,391 common shares purchased on the NYSE.

With the purchases described above the Company has completed the Fourth Tranche of the Program announced on March 11, 2021.

Since January 1, 2019 until October 1, 2021, the Company has purchased a total of 4,587,577 own common shares on MTA and NYSE for a total consideration of Euro 653,421,702.24.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of October 1, 2021, the Company held in treasury No. 9,772,903 common shares equal to 3.80% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

The Company intends to continue its already disclosed multi-year share repurchase program with a fifth tranche of up to Euro 150 million to start on October 5, 2021 (“Fifth Tranche”) and to end no later than March 31, 2022 of which Euro 120 million to be executed on the MTA market under a non-discretionary share repurchase agreement with a primary financial institution and up to Euro 30 million to be executed on the NYSE under an additional mandate with a primary financial institution.

The Fifth Tranche will be conducted in the framework of the resolution adopted by the Annual General Meeting of Shareholders held on April 15, 2021. The repurchases will be made in accordance with applicable laws and regulations.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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